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                                [LETTERHEAD OF]
                               ROTO-ROOTER, INC.

                                AUGUST 30, 1996

To our stockholders:

     As you know, Roto-Rooter's Board of Directors appointed one of its members as a Special Committee to determine Roto-Rooter's response to the tender offer made by Chemed Corporation to purchase all of Roto-Rooter's outstanding stock not owned by Chemed for $41.00 per share. On August 27, 1996, the Special Committee determined to take a neutral position with respect to Chemed's offer. The Special Committee's conclusion was set forth in a Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") which was filed with the Securities and Exchange Commission and mailed to Roto-Rooter's stockholders.

     The Special Committee today received a written fairness opinion from its financial advisor concluding that, subject to the conditions and limitations stated in the opinion, the $41.00 offer price is fair to Roto-Rooter's stockholders (other than Chemed) from a financial point of view. Enclosed with this letter is a copy of an amendment to the Schedule 14D-9 which briefly summarizes and sets forth a copy of the fairness opinion.

     The Special Committee has not changed its neutral position with respect to the tender offer.

     On behalf of the Board of Directors,

                                            Sincerely,

                                            /s/ Edward L. Hutton
                                            ------------------------------------
                                            Edward L. Hutton
                                            Chairman